SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                     _ _ _ _ _ _ _ _ _ _ _ _

                            FORM 6-K

                REPORT of Foreign Private Issuer
            Pursuant to Rule 13a-16 or 15d-16 of the
                Securities Exchange Act of 1934

For the month of: February 2004

                          Filtronic plc
       (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West
Yorkshire BD18 3TT, UK
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: February 10, 2004        By:  /s/ Maura Moynihan
                                   _ _ _ _ _ _ _ _ _ _
                          Name:    Maura Moynihan
                           Title:  General Counsel

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Filtronic plc

2. Name of director

Christopher Schofield

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of the Shareholder and his spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

C E Schofield  2,500 Shares
H P Schofield  2,500 Shares


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Notification relates to the director's spouse  Mrs H P
Schofield

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

5,000

10. Percentage of issued class

0.01%

11. Class of security

10p Ordinary Shares

12. Price per share

4.70

13. Date of transaction

10 February 2004

14. Date company informed

10 February 2004

15. Total holding following this notification

2,193

16. Total percentage holding of issued class following this notification

0.00%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Christopher Schofield  telephone No 01274 231166

25. Name and signature of authorised company official responsible for making this notification

Christopher Schofield

Date of Notification

10 February 2004